

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

Via E-mail
Stratton Nicolaides
Chairman of the Board of Directors and
Chief Executive Officer
Numerex Corp.
3330 Cumberland Blvd, Suite 700
Atlanta, GA 30339

> **Re: Numerex Corp.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed April 02, 2013**
> **File No. 000-22920**

Dear Mr. Nicolaides

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        Richard Baltz, Esq.
        Arnold & Porter LLP